UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 13)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 13 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 12, (as amended, the “Statement”) relating to the tender offer (the “Canadian Oil Sands Offer”) by 1212707 Alberta Ltd. (the “Canadian Oil Sands Offeror”), a wholly owned subsidiary of Canadian Oil Sands Limited (“Canadian Oil Sands”), described in a Tender Offer Statement on Schedule TO initially filed by the Canadian Oil Sands Offeror with the Commission on June 26, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 3. Past Contacts
     Item 3 is hereby amended and supplemented by adding thereto:
     On July 28, 2006, Canada Southern entered into a series of transactions pursuant to a reorganization of the ownership of its existing operating oil and gas properties and other assets (the “Reorganization”). In accordance with the terms of the Reorganization, Canada Southern created four new wholly-owned subsidiary corporations, three of which established limited partnerships with Canada Southern to which Canada Southern transferred ownership of certain of its operating properties and other assets. Canada Southern also transferred ownership of all of its Artic Island Assets to the fourth subsidiary corporation as part of the Reorganization. The purpose of the Reorganization was to facilitate Canadian Oil Sands’ ownership and control of the assets of Canada Southern after the successful completion of the Canadian Oil Sands Offer, scheduled to expire at 12:00 midnight (Los Angeles Time) on Friday, August 18, 2006.
     In connection with the Reorganization, Canada Southern and Canadian Oil Sands entered into an Indemnity and Waiver Agreement dated July 25, 2006 (the “Agreement”). Under the Agreement, Canadian Oil Sands agreed to: (1) reimburse Canada Southern for certain costs and expenses related to the Reorganization whether or not the Canadian Oil Sands Offer is completed successfully; and (2) indemnify Canada Southern and its affiliates from certain losses suffered or incurred by them as a result of the transactions comprising the Reorganization. A copy of the Agreement is attached hereto as exhibit (e)(7) and is hereby incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals
     Item 7 is hereby amended and supplemented by adding thereto:
     The disclosure set forth in Item 3 above is hereby incorporated into this Item 7 by reference.

Item 9. Exhibits

Item 9 is hereby amended and supplemented by adding thereto:

(e)(7)	Indemnity and Waiver Agreement dated July 25, 2006, by and among Canadian Oil Sands and Canada Southern.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: August 10, 2006

INDEX TO EXHIBITS

Exhibit No.	Document
(e)(7)	Indemnity and Waiver Agreement dated July 25, 2006, by and among Canadian Oil Sands and Canada Southern.